AMENDED PROSPECTUS

                         AVALON CORRECTIONAL SERVICES, INC.

                          1,362,333 Shares of Common Stock
                         $2,365,000 Convertible Debentures

     Of the 1,362,333 shares of Common Stock (the "Common Stock") of Avalon Correctional Services, Inc. (the "Company") 79,000 shares of Common Stock are reserved for issuance by the Company to the Class E Warrant holders upon the exercise of Class E Warrants previously issued in connection with a private placement of securities dated September 12, 1997. Except for the 79,000 shares of common stock reserved for issuance to the Class E Warrant holders (the Selling Shareholders) upon the exercise of the Class E Warrants, the remaining balance of 1,283,333 shares of Common Stock are issuable by the Company upon the conversion of the Convertible Debentures. Unless the context otherwise requires, the holders of the Common Stock who are selling securities hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

     Of the $2,365,000 Convertible Debentures of the Company, each Convertible Debenture will entitle the holder immediately to convert to Common Stock at a price of $3.00 per share, subject to certain adjustments. The Debentures bear interest at a rate of 7.5% per annum, with a maturity date ten years from the date of issuance. The Debentures are redeemable after May 1, 2000, upon meeting certain requirements.

     The Company's Common Stock is listed on the NASDAQ SmallCap Market System under the symbol "CITY." The average of the bid and asked price for the Common Stock, as reported on the NASDAQ SmallCap Market System, was $2.24 per share on July 15, 2002. There is no established trading market for the Debentures.

     INVESTMENT IN THE SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. See "RISK FACTORS" on pages 6 - 8 of this prospectus for information that should be considered by each prospective investor.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                   Underwriting         Proceeds to
                                                  Price to         Discounts and          Selling          Proceeds to
                                                   Public           Commissions        Shareholders        Company(1)
Offering by Selling Security Holders(2)
 Per share..................................      See Text            See Text            See Text           See Text
 Per debenture .............................      Note (2)            Note (2)            Note (2)           Note (2)
Offering by Company:(3)
  Per Share from Class E
  Warrant...................................        $3.00              $-0-                $-0-               $3.00

 Offering Price per Share of
  Common Stock Underlying
  Debentures................................        $3.00              $-0-                $-0-               $3.00

============================================ ================== ===================  =================  =================
   Total....................................     $4,086,999            $-0-                $-0-             $4,086,999
============================================ ================== ===================  =================  =================

(1) Before deducting expenses payable by the Company and Selling Shareholders, which are estimated at $ 16,000.

(2) The Selling Security Holders have advised the Company that they propose to offer for sale and to sell the Class E Warrants from time to time during the next 12 months through brokers in the over-the-counter market, in private transactions, or otherwise, at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. If the Class E Warrants are sold through brokers, the Selling Shareholders will pay brokerage commissions and other charges (which compensation as to a particular broker-dealer might be in excess of customary commissions). Except for the payment of such brokerage commissions and charges, their share of the offering expenses and the legal fees, if any, of the Selling Shareholders, the Company will bear the balance of all expenses in connection with registering the securities offered hereby. Such expenses are estimated to total approximately $16,000. See "Plan of Distribution."

(3) The offering of Common Stock by the Company is adjusted to reduce the number of shares sold by the Company and correspondingly increase the number of shares offered by Selling Shareholders by the number of shares issued to Warrant holders who acquired such Warrants as a part of the original private placement of such Warrants. The exercise of such Warrants by the original holders would be considered a part of the private placement and not registered hereby. In such case, the resale of the Common Stock by these holders is being registered for sale by Selling Shareholders hereby.

     This Prospectus also relates to such additional securities as may be issued
to  the  Selling   Shareholders   because  of  future  stock  dividends,   stock
distributions,  stock splits or similar capital readjustments.

                 The date of this Prospectus is July 29, 2002.

                              AVAILABLE INFORMATION

     The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission can also be reached at 1-800-SEC-0330 for information regarding the operations of its public reference rooms.

     This Prospectus, filed as a part of the Registration Statement, does not contain information set forth in or annexed as an exhibit to the Registration Statement, and reference is made to such exhibits to the Registration Statement for the complete text thereof. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as part thereof, which may be inspected at the office of the Commission without charge. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, and the address is http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

    (A) Annual Report filed on Form 10-KSB for the fiscal year ended
        December 31, 2001 (File No. 0-20307),
    (B) Form 10-QSB for the period ending March 31, 2002, filed on May 14, 2002,
    (C) Proxy Statement for Annual Meeting of Stockholders held on May 22, 2002.

     This prospectus is accompanied by a copy of the Company's last Form 10-KSB. The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any of these filings which have been or may be incorporated in this Prospectus by reference but not delivered with this Prospectus, except for certain exhibits to such documents. Requests for such information should be directed to the Corporate Secretary, Avalon Correctional Services, Inc. 13401 Railway Drive, Oklahoma City, Oklahoma 73114, telephone number (405) 752-8802.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by the detailed information and Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus or incorporated by reference. Each prospective investor is urged to read this Prospectus in its entirety.

                                   The Company

     Avalon Correctional Services, Inc. ("Avalon" or the "Company") is an owner and operator of private community correctional services. Avalon specializes in privatized community correctional facilities and intensive correctional programming. Avalon is currently operating in Oklahoma, Texas and Colorado with plans to significantly expand into additional states. Avalon's business strategy is designed to escalate Avalon into a dominate provider of community correctional services by expanding its operations through state contracts and selective acquisitions. Avalon owns a 300-bed adult residential community corrections facility in Oklahoma City, Oklahoma, a 320-bed adult residential community corrections facility in Tulsa, Oklahoma, a 150-bed adult residential community corrections facility in Tulsa, Oklahoma; a 150-bed medium security facility in El Paso, Texas; a 300-bed medium security facility in El Paso, Texas; a 160-bed medium security juvenile facility in Union City, Oklahoma; a 139-bed community corrections facility located in Henderson, Colorado; and a 307-bed multi-use facility in Greeley, Colorado. Avalon also operates a 36-bed halfway house located in Denver, Colorado; a day reporting center in Northglenn, Colorado; a 180 bed community correctional facility in Del Valle, Texas, and a multi-use facility in Tulsa, Oklahoma, which houses a public inebriant alternative program, as well as residential restrictive housing, substance abuse programming services, and community corrections programs for various jurisdictions. The Colorado community corrections programs also provide non-residential services to approximately 385 offenders in the State of Colorado. The Company also holds a 15% equity interest in an assisted living center located in Oklahoma City, Oklahoma.

                                  The Offering

Securities Offered by
  Company.......................Up  to  1,362,333  shares of  Common  Stock upon the exercise of all outstanding Class E Warrants Warrants and the conversion of all Debentures.

Securities Offered by Selling
  Securities Holders ...........Shares of Common Stock  issued pursuant  to  the exercise of Class E Warrants by any persons who acquired the Warrants in the original private placement of such Warrants. The Class A, B, C and D Warrants previously registered have expired. $2,365,000 Convertible Debentures, plus 1,283,333 Shares of Common stock issuable upon conversion of the Convertible Debentures.

Terms of Debentures.............Each  Convertible  Debenture entitles the holder immediately to convert to Common Stock at a price of $3.00 per share, subject to certain adjustments. The Debentures bear interest at a rate of 7.5% per annum, with a maturity date ten years from the date of issuance. The Debentures are redeemable after May 1, 2000, upon meeting certain requirements.

Terms of Warrants...............Each Class E Warrant will entitle the  holder to purchase one share of Common Stock at a price of $3.00 per share, subject to certain adjustments. There are 79,000 Class E Warrants outstanding. The Warrants are exercisable at any time until their expiration September 12, 2002.

Common Stock Outstanding
  prior to this Offering........4,892,961 shares of Common Stock.

Common Stock Outstanding
  after this Offering..........6,255,294 shares of Common Stock if all outstand-
                               ing Warrants are exercised and all outstanding Debentures are converted.

Use of Proceeds ...............The proceeds of this offering may be used by  the
                               Company to fund new projects, expand existing operations, retire existing indebtedness, for working capital and general corporate purposes. See "USE OF PROCEEDS."

Risk Factors...................An  investment  in  the Company  involves cetrain risks, including operational risks associated with the various businesses owned by the Company, dependence on key individuals, competition, the risk of illiquidity and other risks as more fully set forth under "RISK FACTORS."

NASDAQ Symbol................. "CITY" on the NASDAQ Small Cap Market System.

                             Summary Financial Data
               (dollars in thousands except for per share amounts)
                                              Year Ended            Three Months
                                                                        Ended
                                             December 31,         March 31, 2002
                                      ------------------------------------------
                                            2000            2001
                                            ----            ----
Statement of Operations Data:
Revenues From Continuing Operations......  $22,922        $25,147        $6,625
Income From Continuing Operations........      963          1,325           361
Net Income
  Per Common Share, Basic....                $0.20          $0.28          $0.07
Net Income per Common Share, Diluted.....    $0.20          $0.25          $0.07


                                        December 31,              March 31, 2002
                                     -------------------------------------------
                                            2000           2001
                                            ----           ----
Balance Sheet Data:

Total Assets.............................  $39,455        $40,087        $39,305
Long-Term Debt,
  less Current Maturities ...............   23,614         22,547         22,141
Convertible Debentures ..................    3,850          3,850          3,850
Redeemable Class A Common Stock..........    3,593          3,470          3,532
Stockholder's Equity.....................    3,929          5,505          5,834

                                  RISK FACTORS

     An investment in the Company is speculative and involves a high degree of risk. Prior to making an investment, prospective investors should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering.

     THE COMPANY HAS MADE  "FORWARD  LOOKING  STATEMENTS"  WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 IN THIS PROSPECTUS, AND IN THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE. THOSE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXCEPT," "PLAN," "INTEND," AND SIMILAR WORDS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT ARE NOT THE ONLY MEANS OF IDENTIFYING THEM. IN GENERAL, ANY STATEMENTS OTHER THAN A STATEMENT OF HISTORICAL FACT IS A FORWARD-LOOKING STATEMENT. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, THE COMPANY'S BUSINESS COULD BE ADVERSELY AFFECTED AND COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN ANY FORWARD-LOOKING STATEMENTS.

     Limited Customer Base; No Commitment for Minimum Number of Inmate Referrals; Uncertainty of Future Contracts and Per Diem Increases. Approximately 27% of the Company's revenue is derived from contracts with the Oklahoma Department of Corrections ("ODOC") relating to the Company's private correctional facilities in Oklahoma City ("Carver Center") Tulsa ("Avalon Correctional Center"), and Turley ("Turley Correctional Center"). Approximately 24% of the Company's revenue is derived from contracts with the Colorado Department of Corrections. Approximately 15% of the Company's revenue is derived from a contract with the Oklahoma Office of Juvenile Affairs relating to the Union City Juvenile Center. Approximately 18% of the Company's revenue is derived from contracts with West Texas Community Supervision and Corrections Department and Texas Department of Criminal Justice, Parole Division, relating to the Company's correctional facilities in El Paso, Texas. Approximately 10% of the Company's revenues were derived from collections directly from individual offenders during 2001. Additionally, the Company's operations in the State of Colorado are dependent upon contracts with the Colorado Department of
Corrections, and other county government entities. The Company's contracts typically do not specify a commitment to send a minimum number of inmates to the Company's private correctional facilities. There is no guarantee that government funds will continue to be available for the housing of offenders in private correctional facilities or that the various states will not find an alternate means of alleviating prison overcrowding without the use of outside contractors such as the Company. The Company's private correctional operations are dependent upon the continuation and renewal of its existing contractual relationships with the various local, state, and federal agencies. The Company can give no guarantees that its contracts will be continued or renewed. The Company's contracts have been from one year renewable contracts to fifteen year contracts. Further, there is no guarantee that the various states will contract for any particular number of beds during the term of any contract. The Company would have no recourse in the event that funding for the types of services rendered to inmates be decreased or even discontinued by the various states, which would result in termination of the Company's existing contracts.

     The Company's contracts with local, state and federal agencies for correctional services typically provide for per diem rates that either do not increase during the term of the contract, or increase by limited percentages. There is no guarantee that the per diem rates which government agencies are willing to pay to the Company will either be renewed or increased at levels sufficient to cover the personnel expenses and operating expenses of the Company. If personnel costs and operating expenses exceed the revenues that can be generated by per diem rates paid to the Company, then the Company's operations would be adversely affected.

     Significant Government Regulation: Oversight, Audits and Investigations. The Company's business is highly regulated by a variety of governmental authorities such as the Oklahoma Department of Corrections, the Oklahoma Office of Juvenile Affairs, the Oklahoma Department of Mental Health and Substance Abuse Services, West Texas Community Supervision and Corrections Department, Texas Department of Criminal Justice, Parole Department, Colorado Department of Corrections, local community corrections boards within the State of Colorado, and various municipal zoning authorities, with oversight occurring continuously. Failure by the Company to comply with contract terms or applicable regulations could expose it to substantial penalties, such as a reduction in population, resulting in substantial reduction in revenue. Continued noncompliance can result in contract cancellation. In addition, changes in existing regulations could require the Company to modify substantially the manner in which it conducts business and, therefore, could have a material adverse effect on the Company.
                                        6

     Additionally, the Company's contracts give the contracting agency the right to conduct audits of the facilities and operations managed by the Company for the agency, and such audits occur routinely. An audit involves a governmental agency's review of the Company's compliance with the prescribed policies and procedures established with respect to the facility. Further, the Company may be subject to investigations as a result of an audit, an inmate's complaint or other causes.

     Requirements of Accreditation; Inspection and Risk of Loss of Accreditation. In order to maintain its existing contracts with agencies of the State of Oklahoma, the Company must remain accredited by the American Correctional Association (the "ACA"), a not-for-profit organization which has developed uniformity and industry standards for inmate care and operations of correctional facilities and agencies. Accreditation involves a very extensive audit and compliance procedure, and is generally granted for a three-year period. Carver Center was accredited in 2002 and the current accreditation expires in 2005. Avalon Correctional Center was initially accredited in 1996 and is currently accredited through the Fall of 2002. Turley Correctional Facility renewed its ACA accreditation in 2000 and is accredited through 2003. The Union City Juvenile Center was accredited in 2000 and is accredited until 2003. Management is not aware of any facts or circumstances which might impair or jeopardize accreditation or re- accreditation. In addition to the ACA accreditation, the Company must undergo periodic inspections of its premises by agencies of the various states, as well as annual inspections by the City and State Fire Marshal's Office.

     Potential Legal Liability. The Company's management of correctional facilities exposes it to potential third- party claims or litigation by prisoners, or other persons for personal injury or other damage resulting from contact with Company-managed facilities, programs, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a Company-managed facility. The Company participates in an insurance program that provides coverage for certain liability risks faced by the Company, including accident and personal injury and bodily injury or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover all potential third-party claims.

     Adverse Publicity. The Company's business is subject to public scrutiny. Any disturbances at a Company- managed facility or another privately-managed facility may result in publicity adverse to the Company and the industry in which it operates, which could materially adversely affect the Company's business.

     Dependence on Key Personnel; Key Man Insurance. The Company is heavily dependent upon its officers and directors for its continued operation, and in particular on its Chief Executive Officer, Donald E. Smith. The loss of Mr. Smith's services could have a serious impact on the operation of the Company's business. The Company currently pays the premiums on policies of life insurance pertaining to Mr. Smith. The Company is the beneficiary of $4,000,000 of key man life insurance on Donald E. Smith.

     Employment Contracts. The Company executed a three-year employment agreements with the Company's CEO in 1997. This employment agreement has been extended by the Board of Directors, and is currently extended through December 2004. The agreement provide for compensation at a base rate and increases to be determined on an annual basis by the Board of Directors. The agreement also contains provisions for severance pay and disability payments, as well as non-compete agreements preventing the CEO from engaging in a business deemed similar to that of the Company. The Company has an unfunded deferred compensation plan for certain key executives.

     Competition. A number of other corporations operate private correctional facilities in the same geographic region as the Company, and still others compete directly with the Company for contracts with state agencies. While the Company believes that it has certain advantages in competing for state contracts, some of the companies eligible to compete may have longer operating histories and greater financial resources available to them. Since the award of state contracts is pursuant to competitive bidding, it is possible that the greater financial resources of the companies eligible to compete might enable them to underbid the Company for such contracts.

     Continued Control by Donald Smith and RSTW Partners III LP. The Company's Chief Executive Officer, Donald E. Smith, owns 1,054,000 shares of Common Stock which is approximately 22% of all Common Stock presently outstanding. An additional 750,000 warrants have been issued to Mr. Smith in consideration of his guarantee of Company obligations which would further increase his voting percentage, if the warrants are exercised. The warrants issued to Donald E. Smith have a five-year term from the date of issuance, March 9, 2001. On September 16, 1998, the Company completed a private placement of equity and debt with RSTW Partners III LP. ("RSTW") As a result of this private placement, RSTW received 1,622,448 shares of Common Stock, which is approximately 33% of all Common Stock presently outstanding. RSTW and Donald E. Smith have substantial interests in the Company and the combined interests of Donald E. Smith and RSTW represent a majority of the stock outstanding.

     Corporate Action Possible Without Stockholder Vote. Pursuant to Nevada corporate statutes, the holders of a majority of the Company's Common Stock may authorize or take corporate action without notice to or the consent of the stockholders. The Company's minority stockholders may not have the opportunity to approve or consent to the Company's involvement in an acquisition or other transaction, or to the terms of such transaction. A shareholder vote may not be made available, and in any event, such a shareholder vote would be controlled by the majority stockholder.

     Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants. The Warrants registered in this Offering are not exercisable unless, at the time of exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Warrants. Although the Company will use its best efforts to have all the shares of Common Stock issuable upon the exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, there is no assurance that it will be able to do so. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants unless and until the shares and Warrants could be qualified for sale in jurisdictions in which such purchasers reside, or an exemption from such qualification exists in such jurisdictions, and Warrant holders would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "DESCRIPTION OF SECURITIES - Warrants."

     Shares Eligible for Future Sale. A substantial portion (2,699,867 shares) of the Company's currently issued and outstanding shares of common stock are "restricted" securities. Restricted securities may be sold only upon compliance with Rule 144 adopted under the Securities Act of 1933 as amended, or pursuant to a registration statement filed under the Act. Generally speaking, Rule 144 provides that a person must hold restricted securities for a period of one year, and may then sell those securities in unsolicited brokerage transactions or in transactions with a market maker. The holder may sell an amount equal to one percent of the Company's outstanding common stock every three months or the average weekly reported volume of trading during the four calendar weeks preceding the filing of a Notice of Proposed Sale, whichever is greater. To comply with Rule 144, an issuer must make available adequate current public information with respect to the issuer. Under certain circumstances, the sale of shares by a person who has satisfied a three year holding period is permitted without any quantity limitation and whether or not there is adequate public information available. Any such sales will likely have a depressive effect on the market price of the Company's Common Stock.

     Illiquidity. Although the Company's Common Stock is publicly traded, the trading is very thin and may not be an indication of the value of the Common Stock. There is presently no established trading market for the Warrants. While there are several securities broker-dealers making a market in the Company's Common Stock, there is no assurance that a public market for the Company's securities will continue to be made.

     Limitation of Liability of Officers and Directors; Indemnification. The Company's Articles of Incorporation empower the Company to indemnify the officers and directors against judgments, fines, and other amounts and costs resulting from actions or proceedings in which they may be involved by reason of their having held such positions, to the fullest extent permitted pursuant to the laws of the State of Nevada. The Articles of Incorporation also limit the personal liability of the Company's directors to the fullest extent permitted by the Nevada Revised Statutes. The Nevada Revised Statutes contain provisions entitling directors and officers to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as a result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company; provided said officers or directors acted in good faith.

                                   THE COMPANY

     Avalon Correctional Services, Inc., is an owner and operator of private community correctional facilities. Avalon Correctional Services, Inc. and its wholly owned subsidiaries ("Avalon" or the "Company") specialize in operating private community correctional facilities and providing correctional programming. Avalon currently operates facilities and manages programs in Oklahoma, Texas, and Colorado, with plans to significantly expand into additional states. Avalon's business strategy is designed to elevate the Company into a dominant role as a provider of community correctional services. Avalon's development plan is to expand operations through new state and Federal contracts and selective acquisitions. Avalon has been providing private community correctional services since 1985. Avalon contracts with various governmental agencies to provide community corrections operations and services.

     Avalon management believes its background and ability to build and operate community correctional facilities and provide correctional programming, positions the Company for substantial growth in the corrections industry. The number of adult correctional beds operated by private managers in the United States has grown sevenfold since 1992, from 20,000 to 140,000 beds, according to Private Adult Correctional Facility Census, dated September 4, 2001, by Charles
W. Thomas, and even with a slowing in the growth rate of the correctional populations, opportunities for more growth exist. Prison population growth is largely tied to three factors: the number of 18 to 29 year old males, the status of the general economy, and the level of violent crime. Currently, the number of young males is increasing, the economy has slowed (particularly since September
11), and the violent crime level is expected to increase with the downturn in the economy.

     Avalon's particular areas of growth will come in three areas. One, the trend in corrections is toward utilizing community-based sentencing rather than secure facilities. The community-based sentencing relies to a significant degree on halfway house facilities, which are Avalon's primary focus. Two, acquisitions of existing community corrections companies continue to be attractive and available. And three, Federal requests for proposals should continue to offer opportunities for expansion due to the ongoing shortage of beds that the Federal Bureau of Prisons is experiencing. Inmates serving the last 6 to 12 months of their incarceration in a community correctional facility report a lower recidivism rate than those released directly into society. The United States incarcerated one million nine hundred thousand persons at year-end 2000. The total prison and jail population grew 2.0% in 2000. (Source: "Private Corrections Industry" Report dated January 2002, prepared by Morgan Lewis Githen & Ahn; citing Bureau of Justice Statistics.)

     Avalon currently owns and operates 2,300 private community corrections beds. The Company owns and operates three community correctional facilities and one intermediate sanction unit in Oklahoma; a 160-bed juvenile residential treatment center in Oklahoma; two medium-security facilities and one community correctional facility in Texas; and four community correctional facilities in Colorado. Avalon is the largest private provider of community correctional services in Oklahoma. The Avalon facilities provide numerous programs for offenders generally serving the last six months of their sentence. Avalon provides contract agencies a broad range of services relating to the security, detention and care of offenders, and rehabilitative programs to reduce recidivism. Intensive programming is an essential part of community-based corrections. Avalon has provided substance abuse programs for over 16 years. The provided programming includes substance abuse treatment and counseling, vocational training, work release programs, basic educational programs, job and life skill training, and reintegration services. The Colorado community corrections programs also provide non-residential services to approximately 385 offenders in the State of Colorado. The Union City juvenile residential
treatment  facility  is  the  first  privately  operated  juvenile   residential
treatment facility in the State of Oklahoma. Avalon's private pay program, operated from the Company's community correctional facilities, has a growing population of clients referred by local judicial systems as an alternative to secure incarceration.

     Avalon's corporate office is located at 13401 Railway Drive in Oklahoma City, Oklahoma 73114. Avalon's telephone number is (405) 752-8802 and the telefax number is (405) 752-8852. Avalon's common stock is traded on the NASDAQ SmallCap Market with the symbol "CITY".

                                 USE OF PROCEEDS

     If all of the Debentures are converted, the Company will not realize any additional proceeds but will have an adjustment on its balance sheet through a reduction in liabilities and an increase in stockholder's equity. Assuming all
Class E Warrants are exercised, the Company would receive proceeds of approximately $237,000.00 before paying approximately $16,000 in legal fees, accounting fees, printing and selling expenses and other offering costs. Receipt of proceeds by the Company is contingent on the exercise of the Class E Warrants which in turn is contingent on the market price of the Company's Common Stock. Therefore, it is impossible at this time to determine specific project's expenditures or use of funds. The net proceeds would be used by the Company for working capital and general corporate purposes. The Company will not receive any of the proceeds from the sale of shares of Common Stock, Warrants, or Debentures by the Selling Shareholders.

                                 DIVIDEND POLICY

     The Company has paid no dividends as of the date of this Prospectus nor does it intend to pay dividends on its Common Stock in the foreseeable future. See "DESCRIPTION OF SECURITIES." The Company currently intends to retain future earnings to fund development and growth of its business. In the future, any payment of dividends on Common Stock will be dependent upon the financial condition, capital requirements and earnings of the Company and any other factors the Board of Directors may deem relevant. Therefore, this investment is not appropriate for investors seeking income.

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed for trading on the NASDAQ SmallCap Market System under the trading symbol "CITY". The following table reflects the range of high and low bid information, as reported by the NASDAQ, for each stated quarterly period. The prices represent inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions. Trading in Avalon's common stock is limited and may not be an indication of the value of the common stock.

      Quarterly Period Ended              High                      Low
      ----------------------              -----                     -----
      March 31, 2000                      2.469                     0.250
      June 30, 2000                       2.063                     0.125
      September 30, 2000                  1.813                     1.000
      December 31, 2000                   1.438                     1.063
      March 31, 2001                      1.750                     1.125
      June 30, 2001                       2.450                     1.688
      September 30, 2001                  2.500                     1.560
      December 31, 2001                   2.150                     1.730
      March 31, 2002                      2.450                     1.920
      June 30, 2002                       2.450                     2.000

     The average of the bid and asked prices for the Common Stock, as reported on the NASDAQ SmallCap Market System was $2.24 per share on July 15, 2002. The Company had approximately 700 record holders of its common stock as of July 15, 2002.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of December 31, 2001 and March 31, 2002, as derived from the Consolidated Financial Statements of the Company. The information shown below should be read in conjunction with "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION" and the Consolidated Financial Statements and Notes and other financial information included elsewhere herein.

                                              December 31, 2001   March 31, 2002
                                              -----------------   --------------
                                                                  (In thousands)
Current Maturities
 of Long-Term Debt.............................     $2,545               $2,347
                                                    ======               =======
Long-Term Debt, less Current Maturities........    $22,547              $22,141
                                                   =======              ========
Convertible Debentures ........................     $3,850               $3,850
                                                   =======               =======
Redeemable Class A Common Stock, $.001
    par value 1,622,448 issued and
    outstanding in 2000 and 2001...............     $3,470               $3,532
                                                    ======               =======
Stockholders' Equity
  Common Stock, 24,000,000 shares authorized...
     Class A, par value $.001, 4,847,624 and
     4,866,886 shares issued and outstanding
     on December 31, 2001, and March 31,2002,
     respectively,  less  1,622,448  shares
     subject to repurchase......................        3                     3
  Paid-In Capital...............................    7,536                 7,505

  Accumulated Deficit...........................   (2,034)               (1,674)
                                                   -------               -------
    Total Stockholders' Equity..................   $5,505               $ 5,834
                                                   =======              ========

                             SELECTED FINANCIAL DATA

     The following selected financial data for the years ended December 31, 2000 and 2001 and the interim period ended March 31, 2002, are derived from the Consolidated Financial Statements of the Company. The data should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included herein.

                                              Year Ended      Three Months Ended
                                             December 31,         March 31, 2002
                                        ----------------------------------------
                                              2000           2001
                                              ----           ----
Statement of Operations Data:
Revenues From Continuing Operations.....    $22,922        $25,147        $6,625
Income From Continuing Operations.......        963          1,325           361
Net Income
  Per Common Share, Basic.........            $0.20          $0.28         $0.07
Net Income per Common Share, Diluted....      $0.20          $0.25         $0.07

                                            December 31,          March 31, 2002
                                         ---------------------------------------
                                             2000            2001
                                             ----            ----
Balance Sheet Data:

Total Assets............................    $39,455        $40,087       $39,305
Long-Term Debt,
  less Current Maturities ..............     23,614         22,547        22,141
Convertible Debentures  ................      3,850          3,850         3,850
Redeemable Class A Common Stock.........      3,593          3,470         3,532
Stockholder's Equity....................      3,929          5,505         5,834


            MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Liquidity and Capital Resources -

     The Company's business strategy is to focus on the private corrections industry, expanding its operations into additional states through new Federal and state contracts and selective acquisitions. The successful implementation of the Company's growth plan has created the need for additional capital and financing. The Company has been successful in securing $37 million of new capital and credit facilities since September 1997.

     The Company had approximately $3.5 million of cash and revolving credit available for new projects at March 31, 2002. The Company believes it has adequate cash reserves and cash flow from operations to meet its current cash requirements. The Company expects current contracts to generate sufficient income to increase cash reserves, while minimizing income taxes through the utilization of tax loss carryforwards of approximately $750,000.

     Working Capital at December 31, 2001 was $685,000 representing a current ratio of 1.15:1.00, compared to working capital of $455,000 and a current ratio of 1.10:1.00 at December 31, 2000. Capital expenditures were $2.18 million in 2001, compared to $1.42 million in 2000. The 2001 capital expenditures include expansion and new furniture to increase the capacity of Carver Center from 250 beds to 300 beds, expansion and new furniture to increase the capacity of Avalon Correctional Center from 255 beds to 320 beds in the third quarter of 2001, renovation of the Riverside Intermediate Sanction Unit in November 2001, expansion of office space at the Central Office in June 2001, the acquisition of the Austin Trnsitional Center in December 2001, expansion of the Phoenix Center in December 2001,and other normal, operating purchases of vehicles, equipment and building improvements. The 2000 capital expenditures include: additional construction cost of the El Paso Multi-Purpose facility in February 2000, completion of the Turley Correctional Center in May 2000, and other normal operating purchases of vehicles, equipment, and building improvements.

     The Company secured an $18 million senior credit facility with Fleet Capital Corporation in February 1999. The credit facility with Fleet Capital Corporation was amended in December of 1999 to provide for a credit facility consisting of a $13.5 million term loan and a revolving line of credit equal to the lesser of $3 million or 80% of eligible accounts receivable. The credit facility matures in February 2003 and the Company is currently completing the documentation for renewal of the credit facility for an additional two year period.

Results of Operations -

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000-

     Total revenues increased by 10% to $25.1 million in 2001 from $22.9 million in 2000. The net increase in revenues was primarily a result of increased offender census, the opening of the Riverside Intermediate Sanction Unit in December 2001, the acquisition of the Austin Transitional Center in December 2001, and management consulting revenues. The Company's net income increased 38% to $1,325,000 or $0.28 basic and $0.25 diluted per share in 2001 compared to $963,000 or $0.20 basic and diluted per share in 2000.

     Operating income, before interest, depreciation, and income taxes increased 5% to $6,199,000 in 2001 from $5,928,000 in 2000. The average daily offender census increased to 1,750 in 2001 from 1,576 in 2000. The census increase was a result of increased offender census in the Company's existing facilities, the opening of the Riverside Intermediate Sanction Unit in December 2001, and the acquisition of the Austin Transitional Center in December 2001.

     Direct operating expenses increased by 11% in 2001 over 2000. The increase was a result of increased offender census in the Company's existing facilities, the opening of the Riverside Intermediate Sanction Unit in December 2001, and the acquisition of the Austin Transitional Center in December 2001.

     General and administrative expenses increased by 13% in 2001. The increase was partly a result of the increase in overall offender census and additional staffing for the new facilities opened and acquired in 2001. General and administrative expenses equaled approximately 7% of revenues in 2001 and 2000. Interest expense decreased by $438,000 in 2001 as a result of a lower interest rate from the senior lender and lower borrowing levels.

Three Months Ended March 31, 2002 Compared to the Three Months Ended March 31, 2001.

     Total revenues increased by 11% to $6.63 million for the three months ended March 31, 2002 from $5.95 million for the three months ended March 31, 2001. The increase was a result of overall increased offender census, the opening of the Riverside Intermediate Sanction Unit in December 2001, and the acquisition of the Austin Transitional Center in December 2001.

     The Company had net income for the three months ended March 31, 2002 of $305,000 or $.06 basic and diluted income per share, as compared to net income for the three months ended March 31, 2001 of $244,000 or $.05 basic and diluted earnings per share. The Company's significant improvement was the result of overall higher offender populations.

     Earnings before interest, taxes, depreciation, and amortization (EBITDA) increased 12% for the three months ended March 31, 2002 to $1,645,000 compared to $1,464,000 for the three months ended March 31, 2001.

     General and administrative expenses increased to $512,000 for the three months ended March 31, 2002 from $442,000 for the three months ended March 31, 2001. General and administrative expenses represented 7.7 % of revenues in the first quarter of 2002 and 7.4% of revenues for the first quarter of 2001. General and administrative expenses increased primarily due to increased staffing for the Company's new contracts and acquisitions. The decrease in interest expense of $171,000 for the three months ended March 31, 2002 over the first quarter of 2001 resulted from lower interest rates. Depreciation and amortization expenses have increased commensurate with the growth of the correctional operations.

                            SELLING SECURITY HOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Debentures and Warrants as of July 15th, 2002 by the securities holders of the Company who are offering securities pursuant to this Prospectus (the "Selling Stockholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. The listing by each of the Selling Stockholders does not include shares of Common Stock issuable upon exercise of the Warrants. None of the Selling Stockholders are officers, directors or had a material relationship with the Company, except the holders of the Class E Warrants are or were affiliates of Westminster Securities Corporation who acted as a placement agent for the Company in a 1994 private placement and in the private placement of the Debentures.





                                                       Before the Offering      Securities       After the Offering
                                                      ---------------------                     --------------------
                                         Title         Number         Percent     to Be         Number      Percent
Name of                                   of         Beneficially       of       Sold In     Beneficially    Of
Beneficial Owner                        Class         Owned            Class    Offering       Owned        Class
                                       ---------     ------------     -------    ---------    --------     -------
ProTrust Equity Growth Fund, I, L.P.   Debenture       $2,000,000       51.95   $2,000,000       0            --
Paul A.  Gould                         Debenture         $200,000        5.19     $200,000       0            --
Evan Klein and Sharon Klein            Debenture          $10,000           *      $10,000       0            --
Thalia V.  Crooks                      Debenture          $10,000           *      $10,000       0            --
William F.  Leimkuhler and
        Leslie B.  Riefe               Debenture          $25,000           *      $25,000       0            --
Walter O'Hara Jr.                      Debenture          $25,000           *      $25,000       0            --
Ralph & Jean Sorrentino                Debenture          $50,000        1.30      $50,000       0            --
George E. Groehsl                      Debenture          $45,000        1.17      $45,000       0            --
John P. O'Shea                         E Warrant           55,300       70.00       55,300       0            --
Daniel Luskind                         E Warrant           11,850       15.00       11,850       0            --
Henry S. Krauss                        E Warrant           11,850       15.00       11,850       0            --
----------------------------------------------------------------------------------------------------------------

___________
 *Less than 1% of outstanding security


                            DESCRIPTION OF SECURITIES

     The Company is authorized to issue 24,000,000 shares of common stock par value $0.001 and 1,000,000 shares of preferred stock, par value $0.001, giving the Board of Directors the authority to set the rights and preferences of the preferred stock. On July 15, 2002, there were 4,892,961 shares of Common Stock outstanding.

Common Stock

     The shares of Common Stock are equal in all respects unless otherwise designated. Each issued and outstanding share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. The Company's Certificate of Incorporation does not permit cumulative voting of shares in the election of directors or permit preemptive rights to stockholders to acquire additional shares, obligations, warrants or other securities of the Company. The Certificate of Incorporation makes no provision with respect to subscription or conversion rights, redemption privileges or sinking funds with respect to shares of the Company's Common Stock. Subject to the rights of holders of preferred stock (if any), dividends on Common Stock may be paid if, as and when declared by the Board of Directors out of funds legally available therefor. The Company has never paid cash dividends on shares of Common Stock and does not expect to pay such dividends in the foreseeable future. The Company intends to retain all funds available to it after payment of its commitments and obligations for the operation and expansion of its business.

Warrants

Class A, B, C and D Warrants

Class A, B, C, and D Warrants have expired by their terms.

Class E Warrants

     The Company has issued Class E Warrants to purchase 79,000 shares of Common Stock in connection with a private placement dated September 12, 1997. The placement agent warrant given to underwriters also includes the right to receive 79,000 Class E Warrants. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (now Computershare Trust Company, Inc., hereinafter referred to as the "Transfer and Warrant Agent"). A copy of the Class E Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.

     Exercise Price and Terms. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $3.00 per share, subject to adjustment in accordance with the anti-dilution and other provisions discussed in the following discussion of "Adjustments and Anti-Dilution Provisions." The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants in September 2002. See "RISK FACTORS - Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants."

     Adjustments and Anti-Dilution Provisions. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the Common Stock, or sale by the Company of shares of its capital stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation or sale of all or substantially all of the assets o f the Company in order to enable Warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Warrant.

     Transfer, Exchange and Exercise. The Warrants are in registered form and may be presented to the Transfer and Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue. If the Company is unable to qualify the Common Stock underlying the Warrants for sale in particular states, holders of the Warrants residing in such states and desiring to exercise the Warrants will have no choice but to sell such Warrants or allow them to expire. Furthermore, if a Warrant is exercised prior to the underlying Common Stock being registered, the Common Stock will be a restricted security and subject to a holding period.

     Rights of Warrant Holders. Holders of the Warrants have no voting rights and are not entitled to dividends. In the event of liquidation, dissolution, or winding up of the affairs of the Company, holders of the Warrants will be entitled to notice of such events, and, on exercise of the Warrants, shall be entitled to exchange shares of common stock held of record for securities or other property deliverable on the Company's reorganization, recapitalization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding up.


Convertible Debentures

     On September 12, 1997, the Company completed a private placement of Convertible Debentures. Convertible Debentures in the aggregate principal amount of $4,150,000 were issued in the private placement, of which $300,000 was retired in September, 1998. The Convertible Debentures bear interest at the rate of 7.5% per annum, with interest payments payable semi-annually, August 1, and February 1, commencing February 1, 1998. The Convertible Debentures have a maturity date of ten years from the date of issuance, unless otherwise earlier redeemed or converted. Under the terms of the Debenture Purchase Agreements existing between the Debenture Holders and the Company, all or any portion of the principal amount of the Convertible Debentures, plus all accrued but unpaid interest thereon will be convertible, at the option of the Debenture Holder, unless previously redeemed, at any time prior to maturity, into Common Stock of the Company at a conversion price of $3.00 per share. The conversion price of the Debentures is subject to certain adjustments to prevent dilution in the event of any recapitalization, reclassification, stock dividend, stock split or similar transaction.

     The Company has reserved 1,283,333 shares of Common stock issuable upon conversion of the Debentures. The Debentures were not redeemable by the Company prior to May 1, 2000. Thereafter, the Debentures are redeemable at any time and from time to time, at the option of the Company, in whole or in part, at redemption prices declining from 106.5% down to 100% at maturity, plus accrued interest, except that the Debentures cannot be redeemed unless the closing price of the Common Stock equals or exceeds 140% of the effective conversion price per share for at least 20 out of 30 consecutive days ending within 20 calendar days before the notice of redemption is mailed. In connection with this private placement, 79,000 underwriter warrants have been issued (the "Class E Warrants") and 79,000 shares of Common Stock have been so reserved. See Discussion of "Class E Warrant" above.

     The Company has recorded the value of the convertibility feature of the debentures as interest expense, amortizing the discounted amount from the date of issuance through the date the security is first convertible.

Preferred Stock

     Under the Articles of Incorporation, the Board of Directors is authorized to issue shares of preferred stock in series by adoption of a resolution or resolutions for the issue of such series of preferred stock. Each series will have such distinctive designation or title as may be fixed by the Board of Directors prior to the issuance of any shares thereof. Upon issuance, each series will have those voting powers, if any, and those preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions of those preferences and/or rights, as stated in such resolution or resolutions providing for the issue of such series of preferred stock.

Transfer Agent for Convertible Debentures.

     The Company has appointed Computershare Trust Company, Inc., P.O. Box 1596, Denver Colorado 80201 (street address 350 Indiana Street, Suite 800, Golden, CO 80401), as its registrar and transfer agent for the Convertible Debentures.


                              PLAN OF DISTRIBUTION

     The $2,365,000 Convertible Debentures, and the 1,283,333 shares of Common Stock being offered hereby for the benefit of the Selling Stockholders were originally issued by the Company in a private placement of convertible debentures comprised of Debentures convertible into Common Stock and Warrants to "accredited investors" pursuant to Regulation D promulgated by the Securities and Exchange Commission. Each debenture in the private placement consisted of one debenture convertible into one share of Common Stock, and were sold on a best-efforts basis by Westminster Securities Corporation and are convertible into Common Stock at $3.00 per debenture. The private placement was completed in September, 1997. The 79,000 shares of Common Stock and the 79,000 Class E Warrants being offered hereby for the benefit of the Selling Stockholders were originally issued by the Company in connection with the placement of the Convertible Debentures. The Company will not receive any of the proceeds from the sale of securities offered by the Selling Stockholders. If any Class E
Warrants are exercised, the Company will receive proceeds from the exercise of such Warrants. For a description of the classification of whether securities offered hereby are offered by the Company or by Selling Stockholders, see the cover page of this Prospectus and footnotes to the table on the cover page.

     The Selling Stockholders have advised the Company that they propose to offer for sale and to sell the Class E Warrants and Common Stock underlying the Warrants when issued from time to time during the next 12 months through brokers in the over-the-counter market, in private transactions, negotiated transactions, or otherwise. Accordingly, sales prices and proceeds to the Selling Stockholders for any shares of Common Stock or Warrants sold will depend upon market price fluctuations and the manner of sale.

     If  the  shares  or  Warrants  are  sold  through   brokers,   the  Selling
Stockholders will pay brokerage commissions and other charges, including any transfer taxes (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders will also pay the fees associated with their Common Stock and Warrants registered hereby and expenses of any counsel retained by them in connection with this offering. Except for the payment of such legal fees and expenses, brokerage commissions and charges, the Company will bear all expenses in connection with registering the shares offered hereby.

     The offering by the Company of the 1,362,333 shares of Common Stock underlying the Debentures and Warrants is made exclusively to the holders of the Debentures and Warrants.

                                  LEGAL MATTERS

     The legality of the securities offered hereby will be passed upon for the Company by Robertson & Williams, Inc., a professional corporation.

                                     EXPERTS

     The consolidated balance sheets of Avalon Correctional Services, Inc., and subsidiaries as of December 31, 2000 and December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flow for the years then ended have been incorporated by reference in this Prospectus in reliance on the reports of Grant Thornton LLP, independent certified public accountants, upon on the authority of that firm as experts in accounting and auditing.

     No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such infor- mation and representation must not be relied upon as aving been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                             ______________________


                                TABLE OF CONTENTS

                                                                            Page

PROSPECTUS SUMMARY.............................................................4
RISK FACTORS...................................................................6
THE COMPANY....................................................................9
USE OF PROCEEDS................................................................9
DIVIDEND POLICY...............................................................10
PRICE RANGE OF COMMON STOCK...................................................10
CAPITALIZATION................................................................11
SELECTED FINANCIAL DATA.......................................................12
MANAGEMENT DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION.............................................12
SELLING SECURITY HOLDERS......................................................14
DESCRIPTION OF SECURITIES.....................................................14
PLAN OF DISTRIBUTION..........................................................16
LEGAL MATTERS.................................................................17
EXPERTS  .....................................................................17



                        1,362,333 SHARES OF COMMON STOCK

                        $2,365,000 CONVERTIBLE DEBENTURES


                               P R O S P E C T U S



                                July 29, 2002




                               13401 Railway Drive
                          Oklahoma City, Oklahoma 73114
                                 (405) 752-8802





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